Exhibit 21

SUBSIDIARIES OF WIDEPOINT CORPORATION

State or
Country of
Full Legal Name	Incorporation
WidePoint IL, Inc.	Illinois
WPNBIL, Inc.	Illinois
Operational Research Consultants, Inc.	Virginia
iSYS, LLC	Virginia
WidePoint Ohio Real Estate Corp.	Ohio
Advanced Response Concepts Corporation	Delaware
Protexx Technology Corporation	Delaware
WidePoint Solutions Corp.	Delaware
WidePoint Global Solutions, Inc.	Delaware
Soft-ex Communications Ltd. (subsidiary of WidePoint Global Solutions, Inc.)	Ireland
Soft-ex BV (subsidiary of Soft-ex Communications Ltd.)	Netherlands
Soft-ex UK Limited (subsidiary of Soft-ex Communications Ltd.)	England